UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

          (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 333-126183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Worthington Industries, Inc, Retirement Savings Plan
for Collectively Bargained Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road
Columbus, OH 43085

PAGE

SIGNATURES	4
FINANCIAL STATEMENTS	5-14
EXHIBIT INDEX	15
Exhibit 23(a) Consent of Independent Auditors / Independent Registered Public Accounting Firm – Meaden & Moore, Ltd.	16
Exhibit 23(A)

     The financial statements and supplemental schedule for Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees are being filed herewith:

Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees
Index to Financial Statements and Supplemental Schedule

Page

Reports of Independent Auditors	6

Financial Statements:

Statement of Net Assets Available for Benefits	7

Statements of Changes in Net Assets Available for Benefits	8
For the Years Ended December 31, 2003 and 2004

Notes to Financial Statements	9-13

Supplemental Schedule:

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	14
At December 31, 2004

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

	By:	Administrative Committee, Plan Administrator

	By:	/s/ Dale T. Brinkman

Date: June 29, 2005	Dale T. Brinkman, Member

WORTHINGTON INDUSTRIES, INC. RETIREMENT
SAVINGS PLAN FOR COLLECTIVELY BARGAINED
EMPLOYEES

Deferred Profit Sharing Plan

Financial Statements

and

Supplemental Schedule

December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees
Columbus, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES as of December 31, 2004 and 2003 and the related Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year), as of December 31, 2004, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Meaden & Moore, Ltd.

MEADEN & MOORE, LTD.
Certified Public Accountants

June 10, 2005
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.
Retirement Savings Plan for Collectively Bargained Employees

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.
Retirement Savings Plan for Collectively Bargained Employees

	December 31
	2004	2003

ASSETS

Investment in The Worthington Deferred Profit Sharing Plan Master Trust	$985,659	$94,880
Receivable	4,917
Participant loans	26,136	5,100

	1,016,712	99,980

LIABILITIES	—	—

Net Assets Available for Benefits	$1,016,712	$99,980

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.
Retirement Savings Plan for Collectively Bargained Employees

	Year Ended December 31
	2004	2003

Additions to Net Assets Attributed to:
Contributions:
Employer	$1,227	$—
Employee	33,168	19,706

	34,395	19,706

Interest and dividend income	1,780	1,359
Net appreciation in fair value of investment held in the Worthington Deferred Profit Sharing Plan Master Trust	4,489	17,521

Total Additions	40,664	38,586

Deductions from Net Assets Attributed to:
Benefits paid to participants	67,475	—
Administrative expenses	165	54

Total Deductions	67,640	54

Net Increase (Decrease) before Plan Transfer	(26,976)	38,532

Plan to Plan Transfers, net	943,708	47,846

Net Increase after Plan Transfer	916,732	86,378

Net Assets Available for Benefits:
Beginning of Year	99,980	13,602

End of Year	$1,016,712	$99,980

NOTES TO FINANCIAL STATEMENTS

The Worthington Industries, Inc.
Retirement Savings Plan for Collectively Bargained Employees

1	Description of Plan

The following description of Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all union employees at the Gerstenslager facility of Worthington Industries, Inc. (“Worthington” or the “Company”) who meet the hour and age requirements. On September 17, 2004, Worthington acquired the Chilton and Gerett facilities and the related assets from Western Industries, Inc. On that same date, the Plan was amended and restated to include the union employees at these two facilities who previously participated in the Western Industries Savings and Retirement Plan. The account balances of these employees have been transferred into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Trustee of the Plan is Fidelity Management Trust Company (“Trustee”). Worthington is the Plan sponsor. The Plan was formally known as the Gerstenslager Union Retirement Savings Plan.

The Plan is one of six plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plans are the Worthington Industries, Inc. Deferred Profit Sharing Plan, the Worthington Steel (Malvern) Union Retirement Savings Plan, the Gerstenslager Deferred Profit Sharing Plan, the Dietrich Industries, Inc. Salaried Employees Profit Sharing Plan and the Dietrich Industries, Inc. Hourly 401(k) Plan.

Prior to March 1, 2004, the Master Trust was comprised of four plans: Worthington Industries, Inc. Deferred Profit Sharing Plan, The Worthington Steel (Malvern) Union Retirement Savings Plan, the Gerstenslager Deferred Profit Sharing Plan and the Gerstenslager Union Retirement Savings Plan.

The accompanying financial statements reflect the Plan’s share of the fair value of the assets of the Master Trust. Under the provisions of the Master Trust Agreement, investments are allocated monthly to the participating plans on the basis of unit ownership at the close of the previous month.

Eligibility:

Union employees at the Gerstenslager facility who are at least eighteen years of age and have been employed for ninety days are eligible to participate in the Plan.

Effective September 17, 2004, the union employees of Chilton and Gerett are be eligible to participate in the Plan after satisfying the applicable probationary period for each employment location.

1	Description of Plan, Continued

Contributions:

Cash or Deferred Option [401(k)] — Gerstenslager participants may elect to have up to 50% of their compensation contributed to the Plan by the Company. Chilton and Gerett participants may elect to have up to 60% of their compensation contributed to the Plan by the Company. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan agreement.

Employer Matching Contributions — There are no matching contributions for the Gerstenslager participants. The Chilton participants will receive matching contributions equal to 25% of their section 401(k) contributions up to 5% of their compensation. The Gerett participants will receive matching contributions equal to 25% of their section 401(k) contributions up to 4% of their compensation.

Employer Contributions — There are no employer contributions for the Gerstenslager and Gerett participants. The Chilton participants will receive the following annual contribution:

For workers employed at change of ownership:

1% of pay each year up to age 44

2% of pay each year for ages 45 through 54

4% of pay each year for ages 55 through 59

8% of pay each year for ages 60 and over

For workers hired after change of ownership:

1% of pay regardless of age

401(k) Accounts — Each participant’s account is credited with the participant’s elective contributions, matching contributions (as applicable), earnings and losses thereon.

Rollover contributions from other plans are also accepted, providing certain specified conditions are met.

Vesting:

All participants are 100% vested in elective deferrals and rollover contributions made to the Plan. Employer matching contributions are vested as follows:

Years of
Service	%

Less than 3	0%
3 or more	100%

1	Description of Plan, Continued

Forfeitures:

Forfeitures will be used to reduce any future employer contributions. There were no allocated forfeitures during 2004 and 2003.

Participants’ Loans:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are repaid over a period not to exceed 5 years with the exception of the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions.

Other Plan Provisions:

Normal retirement age is 65. The Gerstenslager participants may receive early benefit payments after reaching the age of 59-1/2. Early retirement age is 62 for the Chilton and Gerett participants.

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a Gerstenslager participant may receive a lump sum amount equal to the value of his or her account. Chilton and Gerett participants may receive a lump sum or periodic installments.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting.

2	Summary of Significant Accounting Policies

Investment Valuation and Income Recognition:

The Master Trust’s investments are stated at fair value. Fair value for mutual funds and the commingled trust is determined by the respective quoted market prices. Worthington stock is a unitized stock fund that holds just Worthington common stock and cash. The stock is valued at net asset value which is net assets divided by units outstanding. Loans are valued at cost which approximates fair value. The Master Trust accounts for the change in the difference between the fair value and the cost of investments as unrealized appreciation in the aggregate fair value of investments.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

Substantially all administrative fees are paid by the Company.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3	Tax Status

On November 8, 2002, the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has since been amended, but a new determination letter from the IRS has not been received. However, the Plan Administrator and the tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4	Investments.

	2004	2003

Investments of Master Trust at Fair Value:

Registered investment companies	$166,321,993	$125,378,390

Common collective trusts	39,014,053	15,507,947

Worthington Industries, Inc. securities	32,123,192	27,463,502

	$237,459,238	$168,349,839

The Plan’s share of the investments held by the Master Trust is less than 1% at December 31, 2004 and 2003, respectively. Each participating retirement plan has an undivided interest in the Master Trust. Investment income is allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

	2004	2003

Investment income for the Master Trust:

Dividend income	$1,016,206	$1,104,002

Worthington Industries, Inc. securities	3,138,931	4,056,547

Net appreciation in fair value of shares of registered investment companies and common collective trusts	17,728,854	26,162,460

	$21,883,991	$31,323,009

At December 31, 2004 and 2003, the Master Trust held 2,832,732 and 2,623,066, respectively, common shares of the Sponsor in a unitized investment fund held by the Trustee (Worthington Industries, Inc. Common Stock Fund). The Master Trust received cash dividends from the Sponsor of $1,016,206 and $1,104,002 for the years ended December 31, 2004 and 2003, respectively.

5	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee, therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.

The Plan offers Company stock as an investment option, as a result Worthington qualifies as a party-in-interest.

6	Plan to Plan Transfer

During 2004, the plan received participant account transfers totaling $943,708. Of this amount, $902,992 related to Chilton and Gerett participants who previously participated in the Western Industries Savings and Retirement Plan. The remaining balance represents participant transfers from other plans of the plan sponsor.

During 2003, the plan received participant account transfers totaling $47,846 from The Gerstenslager Deferred Profit Sharing Plan.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PUROPSES AT
END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Worthington Industries, Inc.
Retirement Savings Plan for Collectively Bargained Employees

EIN 34-0245610
Plan Number 003

December 31, 2004

(c) Description of
Investment
Including Maturity
	(b) Identity of	Date, Rate of
	Issue, Borrower,	Interest,
	Lessor,	Collateral, Par or
(a)	or Similar Party	Maturity Value	(d) Cost	(e) Current Value

*	Investment in The Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$985,659
26,136

	Participating	Notes receivable (interest
	Outstanding Loans	at prevailing local rate)	N/A	$1,011,795

*	Party-in-interest to the Plan

Exhibit Index

Exhibit
Number	Description of Exhibit	Page

23(a)	Consent of Independent Auditors / Independent Registered Public Accounting Firm – MEADEN & MOORE, LTD	16